UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

GAFISA S.A.

(Name of issuer)

COMMON SHARES, No Par Value

(Title of class of securities)

24796191

(CUSIP number)

December 31, 2009

(Date of event which requires filing of statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

[1]

This Schedule 13G reports all of the common shares of the Issuer held by the filer, including common shares held in the form of American depositary receipts. The numerical identifier (SEDOL) reported corresponds to the Issuer’s common shares.

(Continued on following page(s))

CUSIP No. 2479619	13G	Page 2 of 5 Pages

1	Names of reporting persons I.R.S. Identification No. of above persons (entities only): Marsico Capital Management, LLC 84-1434992
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 10,631,686
	6	Shared voting power 0
	7	Sole dispositive power 15,792,232
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 15,792,232[2]
10	Check if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 11.8%
12	Type of reporting person* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT!*
[2]	Certain of the common shares of Gafisa S.A. held by Marsico Capital Management, LLC on behalf of its clients may include shares represented by American depositary receipts.

CUSIP No. 2479619	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Gafisa S.A.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Av. Nacoes Unidas No. 8501, 19th Floor Sao Paulo, SP, 05425-070 Brazil

Item 2(a).	Name of Person Filing:

Marsico Capital Management, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1200 17th Street, Suite 1600 Denver, Colorado 80202

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

2479619[1]

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 2479619	13G	Page 4 of 5 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership:

With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

CUSIP No. 2479619	13G	Page 5 of 5 Pages

Item 10.	Certification:

By signing below each of the undersigned certifies that, to the best of such undersigned’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

This report is not an admission that Marsico Capital Management, LLC (“MCM”) is the beneficial owner of any securities covered by this report, and MCM expressly disclaims beneficial ownership of all shares reported herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2010

Marsico Capital Management, LLC

By:	/s/ NEIL L GLOUDE
Name: Neil L. Gloude
Title: Executive Vice President